Exhibit 99.1

Canadian Solar Announces At-the-Market Offering of Common Shares

GUELPH, Ontario, May 27, 2021 — Canadian Solar Inc. (the “Company”, or “Canadian Solar”) (NASDAQ: CSIQ), announced today that it has filed a prospectus supplement with the U.S. Securities and Exchange Commission (“SEC”), under which it may offer and sell an aggregate of up to US$150 million of its common shares from time to time through an at-the-market equity offering program (“ATM Offering”).

Canadian Solar intends to use the net proceeds from the ATM Offering to further enhance the Company’s ability to execute its long-term strategic growth plans, including investing in its battery storage business and growing its storage pipeline.  The Company may also use a portion of net proceeds to invest in or acquire businesses, assets or technologies that it believes are complementary to its business, including investments to strengthen its portfolio of stable, cash-yielding solar power projects that it has developed, and may be monetized through public vehicles in markets such as Brazil and Europe. Canadian Solar is not obligated to sell any common shares under the ATM Offering. The timing of any sales will depend on a variety of factors to be determined by the Company. The Company expects to complete the ATM Offering over the course of approximately six months or longer if necessary.

The common shares will be offered and sold through US Tiger Securities Inc. as sales agent.  Sales may be made at market prices prevailing at the time of the sale, at prices related to prevailing market prices or at negotiated prices. As a result, sales prices may vary.  The ATM Offering shall be carried out by means of ordinary broker transactions, in negotiated arrangements at market prices or as otherwise agreed with the sales agent.

The common shares will be offered under the Company’s automatic shelf registration statement on Form F-3, which was filed on May 27, 2021 and became effective upon filing.  Prospective investors should read the prospectus, the prospectus supplement and other documents the Company has filed with the SEC (some of which are incorporated by reference into the prospectus and prospectus supplement) for more complete information about the Company and the ATM Offering.  Copies of the prospectus supplement and accompanying prospectus relating to the ATM Offering may be obtained without charge by visiting the SEC’s website at www.sec.gov or by contacting US Tiger Securities, Inc. at 437 Madison Ave 27th Floor, New York, NY 10022, by email: IB@ustigersecurities.com.

This press release is for informational purposes only and is not an offer to sell or a solicitation of an offer to buy any securities, which is made only by means of a prospectus supplement and related prospectus.  There will be no sale of these securities in any jurisdiction in which such an offer, solicitation of an offer to buy or sale would be unlawful.

About Canadian Solar Inc.

Canadian Solar was founded in 2001 in Canada and is one of the world’s largest solar technology and renewable energy companies. It is a leading manufacturer of solar photovoltaic modules, provider of solar energy and battery storage solutions, and developer of utility-scale solar power and battery storage projects with a geographically diversified pipeline in various stages of development. Over the past 19 years, Canadian Solar has successfully delivered over 55 GW of premium-quality, solar photovoltaic modules to customers in over 150 countries. Likewise, since entering the solar project development business in 2010, Canadian Solar has developed, built and connected over 5.7 GWp in over 20 countries across the world. Currently, the Company has around 500 MWp of projects in operation, nearly 6 GWp of projects under construction or in backlog (late-stage), and an additional 15 GWp of projects in pipeline (mid- to early- stage). Additionally, Canadian Solar has 1.2 GWh of battery storage projects under construction, and nearly 16 GWh of battery storage projects in backlog or pipeline. Canadian Solar is one of the most bankable companies in the solar and renewable energy industry, having been publicly listed on the NASDAQ since 2006. For additional information about the Company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release, including but not limited to the use of proceeds, are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business and economic conditions and the state of the solar industry; volatility, uncertainty, delays and disruptions related to the COVID-19 pandemic; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Japan, the U.S., India, China and Brazil; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; delays in the completion of project sales; delays in the process of qualifying to list the CSI Solar subsidiary in the PRC; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 19, 2021. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.